# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Enveric Biosciences, Inc., CIK 0000890821
CUSIP: 29405E208
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 4851 Tamiami Trail N, Suite 200, Naples, Florida (FL), 34103
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000929638-25-003807
Filed by CIK 0001408970

## Reporting persons
- AdvisorShares Trust: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 16,974; shared voting power 0; sole dispositive power 16,974; shared dispositive power 0; aggregate amount beneficially owned 16,974 (1.66% of the class)

## Item 1. Issuer
Name of issuer: Enveric Biosciences, Inc.
Address of issuer's principal executive offices: 4851 Tamiami Trail N, Suite 200, Naples, Florida, 34103

## Item 2. Person Filing
Name of person filing: AdvisorShares Trust
Address of principal business office or, if none, residence:
4800 Montgomery Lane, Suite 150
Bethesda, Maryland 20814
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 16,974
Percent of class: 1.66
Sole power to vote or to direct the vote: 16,974
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 16,974
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AdvisorShares Trust: /s/ Stefanie Little, Stefanie Little - Chief Compliance Officer (01/05/2026)